

August 22, 2017

David S. Taylor
Chairman of the Board, President and Chief Executive Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202

> **Re:** **The Procter & Gamble Company**
> **Definitive Additional Materials on Schedule 14A**
> **Filed August 14 and 15, 2017 by The Procter & Gamble Company**
> **File No. 001-00434**

Dear Mr. Taylor:

We have reviewed the above-captioned filings, and have the following comments.

1. We note your response to comment 2 of our letter dated August 16, 2017, wherein you provide that the "P&G Peers Per Trian" column was calculated using a simple average of the TSRs of the category constituents but that the other comparison figures other than for P&G were calculated using a weighted average shareholder return methodology. To the extent practicable, please ensure future percentages, when compared next to each other, are calculated using the same formulaic methodology or clearly identify the various methods used to calculate such percentages. Refer to Rule 14a-9.

2. On August 13, 2017, the Procter & Gamble Company appears to have posted a video on its website and YouTube entitled "P&G Employee Webcast Highlights." Please provide us with an analysis of whether the video constitutes soliciting material and, if so, how the company has complied with the Rule 14a-6 requirement to electronically file soliciting materials no later than the date they are first sent or given to security holders. Refer also to Rule 304 of Regulation S-T titled "Graphic, image, audio and video material."

You may contact Chris Ronne, Attorney-Advisor, at (202) 551-6156 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions

cc: Michael J. Aiello, Esq.
     Sachin Kohli, Esq.